

November 29, 2012

<u>Via Facsimile</u>
John H. Zoeller
Chief Financial Officer
SB Partners Real Estate Corporation
1 New Haven Avenue, Box 3, Suite 102A
Milford, CT 06460

> **Re:** **SB Partners**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed June 15, 2012**
> **File No. 000-08952**

Dear Mr. Zoeller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 2. Properties, page 7</u>

1. In future Exchange Act periodic reports, please also present lease expiration information for your commercial properties.

2. In future Exchange Act periodic reports, please revise your disclosure in footnote (a) regarding Effective Annual Rent to explain how your average effective rental revenue per square foot data accounts for tenant expense reimbursements and concessions or abatements.

3. In future Exchange Act periodic reports, please also expand your disclosure to include similar property information for your affiliate, Sentinel Omaha, LLC or advise us why such disclosure is not applicable or material.

Item 7. Management's Discussion and Analysis of Financial Condition and Results Real Estate, page 10

4.   To the extent material, please supplement your disclosure in this section in future Exchange Act periodic filings to provide more detail about the material terms of your leases so that investors can understand the typical arrangements used to earn revenues.

Liquidity and Capital Resources, page 12

5.   We note the company's disclosure that the properties are expected to generate sufficient cash flow to cover operating, financing and capital improvement costs. In future Exchange Act periodic reports, please discuss in greater the company's cash needs and sources of cash. If applicable, please identify and describe any external sources of liquidity.

6.   We note your disclosure regarding the execution of the new Loan Agreement with the Holder in 2011. In future Exchange Act periodic reports, please discuss any terms of the financing arrangement that could affect the company's liquidity.

Form 10-Q for the quarter ended June 30, 2012

(3) Investment in Sentinel Omaha, LLC, page 6

7.   We note your disclosure on page 33 of your Form 10-K for the year ended December 31, 2011, that Omaha reported that as of December 31, 2011 the combined fair value of its real estate properties is less than the combined face value of its mortgages and unsecured loan. Please reconcile this to the table on page 32 that shows the fair values of the assets of Omaha exceed the fair values of the liabilities of Omaha by $11 million. Additionally, we note that as of June 30, 2012, the fair values of the assets of Omaha exceed the fair values of the liabilities of Omaha by over $18 million. Please tell us at what point you would expect to stop fully reserving the value of your investment in Omaha, and start recognizing your share of equity method earnings or losses. Please refer to any accounting literature you relied upon in coming to this determination.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief